December 27, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, DC 20549

Re:	Bodhi Tree Biotechnology Inc.
Registration Statement on Form S-1
Submitted December 16, 2024
CIK No. 0002041531

Ladies and Gentlemen:

On behalf of our client, Bodhi Tree Biotechnology Inc. (“Bodhi”), we are writing to submit responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated December 20, 2024, relating to Bodhi’s Registration on Form S-1 filed December 16, 2024.

Bodhi is filing via EDGAR Amendment No. 3 to Registration Statement on Form S-1, which reflects responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the responses thereto.

Amendment No. 2 to Draft Registration Statement on Form S-1

Description of Business, page 21

1.	We note your response to prior comment 2 and reissue in part. Please revise your disclosure to clearly state, if true, that you are not currently subject to any governmental regulations.

Response: We acknowledge the Staff's comment and advise the Staff that the disclosure on page 23 has been revised to address the Staff's comment.

General

2.	We note your response to prior comment 7 and reissue. Please revise to address the costs and time constraints associated with effecting service of legal process, enforcing foreign judgments or bringing actions in China against you or your management.

Response: We acknowledge the Staff's comment and advise the Staff that the disclosure on page 43 has been revised to address the Staff's comment.

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If you have any questions, please feel free to contact me at (312) 662-2913. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Cassi Olson
Cassi Olson